Buenos Aires, January 31st, 2019

To:

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Relevant Event. Res. 46/17 – Unconventional Gas Stimulation Program.

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company” or “Pampa”) in relation with the Unconventional Gas Plan issued by the former Ministry of Energy and Mining (“ex MEyM) Resolution No. 46/17 as amended (the “Program”), created for the encouragement of investments in development of natural gas production from unconventional reservoirs at the Neuquina Basin (later extended to Austral Basin).

In relation with the Program, we inform that on January 30, 2019, a meeting called by the Argentine State Secretariat of Energy, in which the gas producers affected by the Program, including Pampa, participated, it was informed that no new projects will be approved within the Program and the State Secretariat of Energy will evaluate a new encouragement scheme fostering the production of unconventional gas during the winter period.

In this sense, Pampa had requested to the State Secretariat of Energy to include within the Program the following exploitation projects, previously approved by the provincial authorities: (i) “Rio Neuquén”, filed on February 5, 2018, in which Pampa holds a 33.07% working interest; (ii) “El Mangrullo”, filed on July 26, 2018, in which Pampa stands as operator and holds 100% working interest; and (iii) “Sierra Chata”, filed on July 30, 2018, in which Pampa stands as operator and holds 45.55% working interest.

It is worth to highlight that as of today there is no resolution or formal instruction issued by the State Secretariat of Energy, nor Pampa has been formally notified that the inclusion within the Program of the abovementioned projects were not approved. Notwithstanding, the Company is assessing the next legal steps and awaiting the guidelines for the new encouragement program during the winter period.

Sincerely,

Victoria Hitce

Head of Market Relations

Pampa Energía S.A.